SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2015

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

At the ordinary general meeting of shareholders of Korea Electric Power Corporation (“KEPCO”) held on March 31, 2015, all of the agendas set forth below submitted for shareholder approval were approved by the shareholders as originally proposed:

1.	Approval of financial statements for the fiscal year 2014

2.	Approval of the maximum aggregate amount of remuneration for directors in 2015

3.	Election of a standing director: Mr. Chang, Jae-Won

4.	Appointment of a non-standing director as a member of the Audit Committee: Mr. Sung, Tae-Hyun

Details of the agenda approved at the ordinary general meeting of shareholders are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ko, Weon-Gun
Name:	Ko, Weon-Gun
Title:	Vice President

Date: March 31, 2015

Attachment

Agenda 1. Approval of Audited Financial Statements for the Fiscal Year 2014

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

	Dec. 31, 2014	Dec. 31, 2013
	(KRW in millions)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,796,300	2,232,313
Current financial assets, net	176,428	436,213
Trade and other receivables, net	7,697,862	7,526,311
Inventories, net	4,537,469	4,279,593
Income tax receivables	18,475	223,803
Current non-financial assets	502,511	570,845
Assets held-for-sale	2,090,810	—

	16,819,855	15,269,078

NON-CURRENT ASSETS:
Non-current financial assets, net	2,040,921	1,902,953
Non-current trade and other receivables, net	1,724,357	1,644,333
Property, plant and equipment, net	135,812,499	129,637,596
Investment properties, net	317,264	538,327
Goodwill	2,582	2,582
Intangible assets other than goodwill, net	821,060	810,664
Investments in joint ventures	1,166,894	1,106,181
Investments in associates	4,341,830	4,124,574
Deferred tax assets	526,934	359,535
Non-current non-financial assets	134,093	131,511

	146,888,434	140,258,256

Total Assets	163,708,289	155,527,334

LIABILITIES

CURRENT LIABILITIES:
Trade and other payables, net	6,128,604	5,892,763
Current financial liabilities, net	7,162,372	8,425,231
Income tax payables	570,550	51,407
Current non-financial liabilities	6,464,356	4,730,631
Current provisions	1,274,186	1,113,817

	21,600,068	20,213,849

NON-CURRENT LIABILITIES:
Non-current trade and other payables, net	3,806,735	3,971,519
Non-current financial liabilities, net	55,999,761	53,163,394
Non-current non-financial liabilities	6,946,410	6,985,641
Employee benefits obligations, net	1,277,415	2,137,296
Deferred tax liabilities, net	5,723,880	5,002,585
Non-current provisions	13,529,010	12,602,314

	87,283,211	83,862,749

Total Liabilities	108,883,279	104,076,598

(Continued)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

	Dec. 31, 2014	Dec. 31, 2013
	(KRW in millions)
EQUITY

CONTRIBUTED CAPITAL:
Shares issued	3,209,820	3,209,820
Share premium	843,758	843,758

	4,053,578	4,053,578

RETAINED EARNINGS:
Legal reserves	1,604,910	1,603,919
Voluntary reserves	22,999,359	22,753,160
Unappropriated retained earnings	10,699,378	8,409,007

	35,303,647	32,766,086

OTHER COMPONENTS OF EQUITY:
Other capital surpluses	1,151,402	830,982
Cumulative other comprehensive income	(202,269)	55,538
Treasury stocks	—	(741,489)
Other equity	13,294,973	13,294,973

	14,244,106	13,440,004

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	53,601,331	50,259,668

NON-CONTROLLING INTERESTS	1,223,679	1,191,068

Total Equity	54,825,010	51,450,736

Total Liabilities and Equity	163,708,289	155,527,334

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

	2014	2013
	(KRW in millions except per share amounts)
SALES
Sales of goods	53,706,828	51,132,803
Sales of service	451,013	326,619
Sales of construction contracts	2,965,185	2,253,083
Revenue related to transfer of assets from customers	351,857	325,290

	57,474,883	54,037,795

COST OF SALES
Cost of sales of goods	46,509,555	47,983,987
Cost of sales of service	500,787	452,628
Cost of sales of construction contracts	2,752,610	2,159,023

	49,762,952	50,595,638

GROSS PROFIT	7,711,931	3,442,157

SELLING AND ADMINISTRATIVE EXPENSES	1,924,366	1,923,192

OPERATING PROFIT	5,787,565	1,518,965

OTHER NON-OPERATING INCOME	402,329	400,167

OTHER NON-OPERATING EXPENSES	88,220	99,811

OTHER GAINS, NET	107,396	128,514

FINANCE INCOME	885,290	629,542

FINANCE EXPENSES	3,140,038	2,931,622

Equity method income (loss) of associates and joint ventures	274,984	(42,243)
Share in income of associates and joint ventures	319,506	170,399
Gain on disposal of associates and joint ventures	87,521	1,725
Share in loss of associates and joint ventures	78,493	140,984
Loss on disposal of associates and joint ventures	1,271	45,291
Impairment loss on investments in associates and joint ventures	52,279	28,092

PROFITS (LOSS) BEFORE INCOME TAX	4,229,306	(396,488)

INCOME TAX EXPENSE (BENEFIT)	1,430,339	(570,794)

PROFIT FOR THE PERIOD	2,798,967	174,306

(Continued)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

	2014	2013
	(KRW in millions except per share amounts)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss
Defined benefit plan actuarial gain (loss), net of tax	(108,430)	132,457
Share in other comprehensive income(loss) of associates and joint ventures, net of tax	(1,899)	7,671
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	(97,251)	86,570
Net change in the unrealized fair derivatives using cash flow hedge accounting, net of tax	(84,793)	29,332
Share in other comprehensive income(loss) of associates and joint ventures, net of tax	5,228	38,366
Foreign currency translation of foreign operations, net of tax	(70,576)	(108,625)

	(357,721)	185,771

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	2,441,246	360,077

PROFIT OR LOSS ATTRIBUTABLE TO;
Owners of the Company	2,686,873	60,011
Non-controlling interests	112,094	114,295

	2,798,967	174,306

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO;
Owners of the Company	2,335,827	245,384
Non-controlling interests	105,419	114,693

	2,441,246	360,077

EARNINGS PER SHARE;
Basic earnings per share	4,290	96
Diluted earnings per share	4,290	96

KOREA ELECTRIC POWER CORPORATION

SEPARATE (NON-CONSOLIDATED) STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

	Dec. 31, 2014	Dec. 31, 2013
	(KRW in millions)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	614,514	731,833
Current financial assets	20,875	16,221
Trade and other receivables, net	6,995,697	6,872,873
Inventories, net	126,326	88,662
Income tax receivables	12,493	716
Current non-financial assets	72,425	62,896
Assets held-for-sale	2,056,207	—

	9,898,537	7,773,201

NON-CURRENT ASSETS:
Non-current financial assets	461,706	899,291
Non-current trade and other receivables, net	411,582	354,808
Property, plant and equipment, net	57,653,543	57,359,689
Investment properties, net	357,297	853,881
Intangible assets, net	56,277	63,238
Investments in subsidiaries	28,864,233	28,866,623
Investments in joint ventures	20,642	20,642
Investments in associates	1,956,568	2,021,302
Non-current non-financial assets	38,721	37,252

	89,820,569	90,476,726

Total Assets	99,719,106	98,249,927

LIABILITIES

CURRENT LIABILITIES:
Trade and other payables, net	5,614,840	4,513,403
Current financial liabilities, net	5,149,545	4,819,861
Current non-financial liabilities	7,446,189	5,339,106
Current provisions	298,160	309,019

	18,508,734	14,981,389

NON-CURRENT LIABILITIES:
Non-current trade and other payables, net	816,300	917,456
Non-current financial liabilities	27,807,868	30,701,559
Non-current non-financial liabilities	6,876,469	6,918,489
Employee benefits liabilities	558,295	1,500,508
Deferred tax liabilities	1,542,445	1,321,755
Non-current provisions	227,927	249,225

	37,829,304	41,608,992

Total Liabilities	56,338,038	56,590,381

(Continued)

SEPARATE STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

	Dec. 31, 2014	Dec. 31, 2013
	(KRW in millions)
SHAREHOLDER’S EQUITY

CONTRIBUTED EQUITY:
Shares issued	3,209,820	3,209,820
Share premium	843,758	843,758

	4,053,578	4,053,578

RETAINED EARNINGS:
Legal reserves	1,604,910	1,603,919
Voluntary reserves	22,999,360	22,753,161
Unappropriated retained earnings	1,041,789	303,263

	25,646,059	24,660,343

OTHER COMPONENTS OF EQUITY:
Other capital surpluses	387,524	303,028
Cumulative other comprehensive income	(1,191)	88,988
Treasury stock	—	(741,489)
Other equity	13,295,098	13,295,098

	13,681,431	12,945,625

Total Shareholder’s Equity	43,381,068	41,659,546

Total Liabilities and Equity	99,719,106	98,249,927

KOREA ELECTRIC POWER CORPORATION

SEPARATE (NON-CONSOLIDATED) STATEMENTS OF COMPREHENSIVE INCOME

FOR YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
	(KRW in millions, except per share amounts)

SALES
Sales of goods	54,386,536	51,564,321
Sales of services	146,113	70,238
Sales of construction services	2,449,934	1,732,557
Revenue related to transfer of assets from customers	351,857	325,290

	57,334,440	53,692,406

COST OF SALES
Costs of sales of goods	51,871,640	50,280,455
Costs of sales of services	290,426	238,017
Costs of sales of construction contracts	2,276,213	1,646,292

	54,438,279	52,164,764

GROSS PROFIT	2,896,161	1,527,642

SELLING AND ADMINISTRATIVE EXPENSES	1,222,453	1,264,647

OPERATING PROFIT	1,673,708	262,995

OTHER NON-OPERATING INCOME	285,784	243,806

OTHER NON-OPERATING EXPENSES	47,861	49,398

OTHER GAINS, NET	139,095	92,527

FINANCE INCOME	698,485	792,518

FINANCE EXPENSES	1,695,640	1,634,286

INCOME ON SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES	208,192	47,916

PROFIT(LOSS) BEFORE INCOME TAX	1,261,763	(243,922)

INCOME TAX EXPENSE(BENEFIT)	221,876	(482,229)

PROFIT FOR THE PERIOD	1,039,887	238,307

OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	(90,179)	85,203
Items that will not be reclassified subsequently to profit or loss:
Defined benefit plan actuarial gain, net of tax	1,902	64,956

	(88,277)	150,159

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	951,610	388,466

EARNINGS PER SHARE
Basic earnings per share	1,660	382
Diluted earnings per share	1,660	382

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

FOR YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

	2014	2013
	( KRW in millions)

I. RETAINED EARNINGS BEFORE APPROPRIATIONS:
Retained earnings carried over from prior year	—	—
Effect of transition to K-IFRS	—	—
Profit for the period	1,039,887	238,307
Defined benefit plan actuarial gain, net of tax	1,902	64,956

	1,041,789	303,263

II. TRANSFER FROM VOLUNTARY RESERVES:
Reserve for business expansion	—	—

	—	—

III. I + II	1,041,789	303,263

IV. APPROPRIATIONS OF RETAINED EARNINGS:
Legal reserve	—	(991)
Dividends (government, individual)	(320,982)	(56,073)
Reserve for business expansion	(720,807)	(246,199)

	(1,041,789)	(303,263)

V. UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	—	—

DIVIDEND PAYMENT

FOR THE FISCAL YEARS 2014 AND 2013

Fiscal year	2014	2013
Dividend per share	KRW 500	KRW 90
Aggregate dividend amount	KRW 320,982,038,500	KRW 56,073,067,380
Market value dividend ratio	1.1%	0.3%

Agenda 2. Approval of the Maximum Aggregate Amount of Remuneration for Directors in 2015

•	Proposed maximum aggregate amount of remuneration for directors:

•	Won 2,012,072 thousand in 2015 (the total number of directors: 15; the number of non-standing directors: 8).

•	For comparison, the maximum aggregate amount of remuneration for directors in 2014 was Won 1,921,067 thousand (the total number of directors: 15; the number of non-standing directors: 8).

Agenda 3. Election of a Standing Director

Name	Details

Chang, Jae-Won

• Date of Birth: March 28, 1959

• Current Position: Vice President Transmission & Substation Construction Department, KEPCO

• Previous Position: Vice President of Inchon District Division, KEPCO

• Education: Ph. D in Electrical Engineering, Rensselaer Polytechnic Institute

Agenda 4. Appointment of a Non-standing Director as a Member of the Audit Committee

Name	Details

Sung, Tae-Hyun

• Date of Birth: October 9, 1959

• Current Position: Professor, College of Electrical Engineering, Hanyang University

• Previous Position: A member of board of directors for KIASC •

*  The Korea Institute of Applied Superconductivity and Cryogenics

• Education: Ph. D in Material Science and Engineering, Tokyo Institute of Technology